EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
2007 APR 23 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12g3-2(b) File No.82-4922

Ref No. CN. 276/2007

April 20, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

07022793

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Apr 20, 07

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

dlw 4/24

ธนาคารกสิกรไทย
KASIKORNBANK

EXCELLENCE

Prasarn Trairatvorakul
President

Ref. TS.014/2007

April 20, 2007

To President

The Stock Exchange of Thailand

Subject : Information concerning Connected Transaction on sale of ordinary shares and preferred shares in Phatra Real Estate PCL

The Board of Directors' Meeting of KASIKORNBANK PCL ("KBank") No.03/2550 held on April 5, 2007 has resolved the sale of ordinary shares and preferred shares in Phatra Real Estate PCL ("the Company") held by KBank and subsidiaries (Phethai Asset Management Co.,Ltd. and Kasikorn Asset Management Co.,Ltd.) to Muang Thai Life Assurance Co.,Ltd. ("MTL") and Muang Thai Fortis Holding Co.,Ltd ("MTFH"). The details of the deal are as follows:

1. Date, month, year of transaction, and relevant parties:
   Agreement date: April 20, 2007
   Relevant parties: Muang Thai Life Assurance Co.,Ltd. ("MTL") and Muang Thai Fortis Holding Co.,Ltd. ("MTFH")
   Transaction date: - MTL: Full payment (30,318,554.50 Baht) on April 25, 2007
   - MTFH: 25% of total payment (42,765,841.46 Baht) on April 26, 2007
   75% of total payment (128,297,524.39 Baht) on June 20, 2007

2. General explanation regarding nature of an asset:
   Type of asset: Ordinary shares and preferred shares
   Name of issuer: Phatra Real Estate PCL

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Type of business: The Company operates the business of hotel, property development for sale, and rental car park service.

General characteristics of transaction: KBank has conducted the selling procedure by using bidding process and appointing the independent law company to manage the sale of the Company ordinary shares and preferred shares held by KBank and subsidiaries (Phethai Asset Management Co.,Ltd. and Kasikorn Asset Management Co.,Ltd.), totaling of 309,818,339 shares, to the Company first 35 major shareholders.

Type and size of transaction: The transaction size shall be deemed a transaction involving asset or service with value of connected transaction more than 0.03% but lower than 3% of KBank's net tangible asset value as at December 31, 2006. The transaction value equals to 0.24% of KBank's net tangible asset value as at December 31, 2006.

Accounting: KBank shall record the revenue in quarter 2/2007.

Financial status and financial statement: unit : million Baht

As of	31/12/2006	31/12/2005	31/12/2004	31/12/2003	31/12/2002
Assets	322.40	342.13	315.36	273.51	273.91
Libilities	31.99	62.78	56.95	44.91	56.24
Paid-up Capital	4,794.06	4,794.06	4,794.06	4,794.06	4,794.06
Premium on common shares	960.00	960.00	960.00	960.00	960.00
Discount on preferred shares	(2,998.24)	(2,998.24)	(2,998.24)	(2,998.24)	(2,998.24)
Retained earnings (loss)	(1,808.31)	(1,818.88)	(1,840.67)	(1,870.26)	(1,881.16)
Equity	290.42	279.35	258.41	228.59	217.67
Revenue	141.48	209.19	222.75	154.71	180.67
Net Profit	10.36	21.90	29.69	10.90	37.28
EPS (Baht)	0.02	0.05	0.06	0.02	0.08

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開泰農民銀行

Prasarn Trairatvorakul
President

3. Total value of transaction:

Number of shares held before the transaction:

Ordinary share: 16,500,000 shares, corresponding to 3.44% of paid up share capital

Preferred share: 293,318,339 shares, corresponding to 61.19% of paid up share capital

Total of 309,818,339 shares, corresponding to 64.63% of paid up share capital

Number of shares held after the transaction: 0 shares, corresponding to 0.00 % of paid up share capital

Pricing: Not lower than 0.65 Baht per share, adjusted book value approach at the end of year 2005.

Total value of transaction: The Company ordinary share in the amount of 16,500,000 shares, and preferred share in the amount of 293,318,339 shares, at the price of 0.65 Baht each or in the total amount of 201,381,920.35 Baht.

Mode of payment: Cash

Book value as of December 31, 2006: 0.61 Baht per share.

Cost of investment: 92,497,529.64 Baht

Profit from the transaction: 108,884,390.71 Baht

Objective of transaction: To comply with KBank policy of reducing investment in non-core businesses.

4. Name of connected persons:

1.	Mr. Banyong Lamsam	Chairman of the Board of Directors
2.	Pol.Gen. Pow Sarasin	Vice Chairman
3.	Mr. Banthoon Lamsam	Director and Chief Executive Officer
4.	Ms. Sujitpan Lamsam	Director
5.	Mr. Pairote Lamsam	Adviser Participating in the Meeting and management officer close relative

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Prasarn Trairatvorakul
President

5. Characteristics and scope of interests of connected persons: Muang Thai Fortis Holding Co.,Ltd. and Muang Thai Life Assurance Co.,Ltd., are the connected person with KBank because KBank management officers and their close relatives hold MTFH's shares more than 10% of its registered capital. MTFH is the parent company of MTL.

6. KBank's directors who have interest and are connected persons: KBank's directors who have interest and are connected persons in this transaction are Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, Ms. Sujitpan Lamsam, and Mr. Pairote Lamsam who, during the considering this Agenda, did not attend the meeting and did not vote on the approval for this transaction.

7. Comments of the Board of Directors: To comply with KBank policy of reducing investment in non-core businesses, and consider to the most shareholders' benefit, the Board of Directors has resolved the divestment in the Company. The Audit Committee's Meeting, held on March 30, 2007, did not have any different opinions.

Please be informed accordingly.

Yours Sincerely,

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

SEC MAIL RECEIVED PROCESSING SECTION
APR 19 2007
WASH. DC 101

12g3-2(b) File No.82-4922

Ref No. CN. 268/2007

April 19, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Apr 19, 07

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Ref. PA. 029/2007

19 April 2007

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statement

Enclosed herewith, please find copies of the unreviewed financial statements for the first quarter ended 31 March 2007 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

ธนาคารกสิกรไทย
KASIKORNBANK

Summary statement of assets and liabilities [1/]

As of 31 March 2007

Assets	Baht	Liabilities	Baht
Cash	17,529,162,407.04	Deposits	774,371,279,212.94
Interbank and money market items	82,240,963,566.88	Interbank and money market items	15,300,167,592.05
Securities purchased under resale agreements	11,700,000,000.00	Liabilities payable on demand	5,770,666,562.45
Investment in securities, net	118,144,173,810.54	Securities sold under repurchase agreements	-
(with obligations Baht 7,273,198,311.42)		Borrowings	26,468,008,616.84
Credit advances (net of allowance for doubtful accounts)	652,832,043,160.40	Bank's liabilities under acceptance	539,695,918.13
Accrued interest receivables	1,634,363,658.84	Other liabilities	26,326,741,766.29
Properties foreclosed	11,425,639,194.67	Total Liabilities	848,776,559,668.70
Customers' liabilities under acceptance	539,695,918.13		
Premises and equipment, net	22,322,347,965.33	**Shareholders' equity**	
Other assets	24,378,993,049.06	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,866,081,250.00
		Reserves and net profit after appropriation	48,196,964,964.50
		Other reserves and profit and loss account	21,907,776,847.69
		Total shareholders' equity	93,970,823,062.19
Total Assets	942,747,382,730.89	Total Liabilities and Shareholders' equity	942,747,382,730.89
Customers' liabilities under unmatured bills	4,985,545,240.87	Bank's liabilities under unmatured bills	4,985,545,240.87
Total	947,732,927,971.76	Total	947,732,927,971.76

	Baht
Non-Performing Loans[2/] (net) as of 31 March 2007 (Quarterly)	21,997,926,027.60
(3.31% of total loans after allowance for doubtful accounts of Non – Performing Loans)	
Required provisioning for loan loss as of 31 March 2007 (Quarterly)	23,846,633,215.62
Actual allowance for doubtful accounts	28,633,273,145.94
Loan to related parties	19,332,167,605.54
Loans to related asset management companies	6,130,000,000.00
Loans to related parties due to debt restructuring	1,064,551,696.45
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	101,541,874,774.57
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	777,674,114.50
Letter of credit	19,524,575,540.48

[1/] This summary statement has not been reviewed or audited by Certified Public Accountant

[2/] Non – Performing Loans (gross) as of 31 March 2007 (Quarterly) 41,351,417,788.54

(6.05% of total loans before allowance for doubtful accounts)

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2007	31 December 2006	Change	30 September 2006	31 March 2007	31 December 2006 (Restated)	Change	30 September 2006 (Restated)
ASSETS								
Cash	17,529,752	17,857,259	(327,507)	14,646,282	17,529,162	17,856,736	(327,574)	14,645,811
Interbank and money market items								
Domestic items								
Interest bearing	1,594,986	1,375,214	219,772	2,298,090	1,614,364	1,321,941	292,423	2,253,983
Non-interest bearing	3,344,482	1,734,958	1,609,524	3,184,950	3,388,744	1,825,247	1,563,497	3,260,996
Foreign items								
Interest bearing	76,827,447	79,098,887	(2,271,440)	75,721,359	76,827,447	79,098,887	(2,271,440)	75,721,359
Non-interest bearing	410,408	632,914	(222,506)	1,152,038	410,408	632,914	(222,506)	1,152,038
Total interbank and money market items-net	82,177,323	82,841,973	(664,650)	82,356,437	82,240,963	82,878,989	(638,026)	82,388,376
Securities purchased under resale agreements	11,700,000	22,200,000	(10,500,000)	30,560,000	11,700,000	22,200,000	(10,500,000)	30,560,000
Investments								
Current investments-net	63,889,855	51,338,397	12,551,458	52,271,292	63,556,022	51,022,673	12,533,349	51,819,037
Long-term investments-net	45,510,211	50,165,759	(4,655,548)	48,588,215	44,847,553	49,298,641	(4,451,088)	47,348,344
Investment in subsidiaries & associated companies-net	541,155	482,468	58,687	445,144	9,740,599	9,740,599	-	9,742,259
Total investments-net	109,941,221	101,986,624	7,954,597	101,304,651	118,144,174	110,061,913	8,082,261	108,909,640
Loans and accrued interest receivables								
Loans	685,374,696	677,760,279	7,614,417	654,028,741	681,450,131	673,889,578	7,560,553	648,659,719
Accrued interest receivables	1,819,331	1,812,525	6,806	1,952,175	1,634,364	1,628,509	5,855	1,657,716
Total loans and accrued interest receivables	687,194,027	679,572,804	7,621,223	655,980,916	683,084,495	675,518,087	7,566,408	650,317,435
<u>Less</u> Allowance for doubtful accounts	(32,121,300)	(31,703,047)	(418,253)	(33,276,728)	(27,488,839)	(26,712,346)	(776,493)	(26,380,501)
<u>Less</u> Revaluation allowance for debt restructuring	(1,150,608)	(1,289,861)	139,253	(2,986,626)	(1,129,248)	(1,259,160)	129,912	(2,933,650)
Total loans and accrued interest receivables-net	653,922,119	646,579,896	7,342,223	619,717,562	654,466,408	647,546,581	6,919,827	621,003,284
Properties foreclosed-net	15,939,628	16,495,561	(555,933)	16,768,747	11,425,639	11,639,583	(213,944)	11,832,424
Customers' liability under acceptance	539,696	525,175	14,521	549,634	539,696	525,175	14,521	549,634
Premises and equipment-net	22,741,285	22,300,816	440,469	22,087,275	22,322,348	22,011,752	310,596	21,463,676
Intangible assets-net	5,851,881	5,310,658	541,223	5,236,281	4,382,297	3,963,506	418,791	3,849,788
Derivative revaluation	13,111,256	9,827,153	3,284,103	6,485,486	13,111,256	9,827,153	3,284,103	6,485,486
Other assets-net	8,473,126	9,583,632	(1,110,506)	8,746,268	6,885,440	8,359,090	(1,473,650)	7,383,663
Total Assets	941,927,287	935,508,747	6,418,540	908,458,623	942,747,383	936,870,478	5,876,905	909,071,782

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2007	31 December 2006	Change	30 September 2006	31 March 2007	31 December 2006 (Restated)	Change	30 September 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in bath	768,659,101	744,958,042	23,701,059	725,286,958	769,475,613	746,026,157	23,449,456	725,778,043
Deposits in foreign currencies	4,895,666	6,027,045	(1,131,379)	4,922,032	4,895,666	6,027,045	(1,131,379)	4,922,032
Total deposits	773,554,767	750,985,087	22,569,680	730,208,990	774,371,279	752,053,202	22,318,077	730,700,075
Interbank and money market items								
Domestic items								
Interest bearing	12,191,345	14,860,644	(2,669,299)	17,256,521	12,566,127	15,254,911	(2,688,784)	17,626,521
Non-interest bearing	1,658,115	1,530,002	128,113	2,204,716	1,661,056	1,532,574	128,482	2,204,716
Foreign items								
Interest bearing	965,657	523,465	442,192	30,726	965,657	523,465	442,192	30,726
Non-interest bearing	107,328	694,380	(587,052)	182,513	107,328	694,380	(587,052)	182,513
Total interbank and money market items	14,922,445	17,608,491	(2,686,046)	19,674,476	15,300,168	18,005,330	(2,705,162)	20,044,476
Liability payable on demand	5,770,666	6,870,752	(1,100,086)	5,819,708	5,770,666	6,870,752	(1,100,086)	5,819,708
Borrowings								
Short-term borrowings	7,279,207	26,619,531	(19,340,324)	27,745,000	7,442,890	26,807,900	(19,365,010)	27,850,000
Long-term borrowings	19,025,119	19,173,953	(148,834)	19,470,766	19,025,119	19,173,953	(148,834)	19,470,766
Total borrowings	26,304,326	45,793,484	(19,489,158)	47,215,766	26,468,009	45,981,853	(19,513,844)	47,320,766
Bank's liability under acceptance	539,696	525,175	14,521	549,634	539,696	525,175	14,521	549,634
Derivative revaluation	8,379,091	6,611,065	1,768,026	3,975,889	8,379,091	6,611,065	1,768,026	3,975,889
Other liabilities	18,610,190	18,876,374	(266,184)	15,969,744	17,947,651	18,405,079	(457,428)	15,368,911
Total Liabilities	848,081,181	847,270,428	810,753	823,414,207	848,776,560	848,452,456	324,104	823,779,459

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 March 2007	31 December 2006	Change	30 September 2006	31 March 2007	31 December 2006 (Restated)	Change	30 September 2006 (Restated)
Shareholders' equity								
Share capital								
Authorised share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,386,608,125 ordinary shares, Baht 10 per value	23,866,081				23,866,081			
2,382,147,733 ordinary shares, Baht 10 per value		23,821,477	44,604			23,821,477	44,604	
2,381,941,133 ordinary shares, Baht 10 per value				23,819,411				23,819,411
Premium on ordinary shares	17,984,570	17,903,743	80,827	17,900,062	17,984,570	17,903,743	80,827	17,900,062
Appraisal surplus on asset revaluation	9,848,462	9,883,085	(34,623)	9,917,985	9,848,462	9,883,084	(34,622)	9,917,985
Revaluation surplus (deficit) on investments	1,413,909	(156,538)	1,570,447	83,818	1,413,272	(159,690)	1,572,962	85,433
Retained earning								
Appropriated								
Legal reserve	2,160,000	2,160,000	-	1,470,000	2,160,000	2,160,000	-	1,470,000
Unappropriated	38,573,043	34,626,533	3,946,510	31,853,118	38,698,438	34,809,408	3,889,030	32,099,432
	93,846,065	88,238,300	5,607,765	85,044,394	93,970,823	88,418,022	5,552,801	85,292,323
Minority interests	41	19	22	22	-	-	-	-
Total Shareholders' equity	93,846,106	88,238,319	5,607,787	85,044,416	93,970,823	88,418,022	5,552,801	85,292,323
Total Liabilities and Shareholders' equity	941,927,287	935,508,747	6,418,540	908,458,623	942,747,383	936,870,478	5,876,905	909,071,782
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	777,674	639,151	138,523	648,243	777,674	639,151	138,523	648,243
Liability under unmatured import bills	4,983,545	5,162,801	(177,256)	5,054,309	4,985,545	5,162,801	(177,256)	5,054,309
Letters of credit	19,524,576	19,200,000	324,576	17,269,981	19,524,576	19,200,000	324,576	17,269,981
Other contingencies	1,171,297,998	1,125,293,704	46,004,294	1,046,330,614	1,171,094,058	1,125,098,631	45,995,427	1,046,159,091

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q1/07	Q4/06	Change	Q1/07	Q4/06 (Restated)	Change
Interest and dividend income						
Loans	11,582,656	11,716,765	(134,109)	11,710,448	11,806,419	(95,971)
Interbank and money market items	1,054,527	1,414,608	(360,081)	1,059,609	1,413,147	(353,538)
Hire purchase and financial lease	214,525	169,442	45,083	-	-	-
Investments	1,259,612	1,202,690	56,922	1,399,441	1,196,379	203,062
Total interest and dividend income	14,111,320	14,503,505	(392,185)	14,169,498	14,415,945	(246,447)
Interest expenses						
Deposits	4,803,403	4,881,924	(78,521)	4,814,246	4,883,826	(69,580)
Interbank and money market items	62,313	73,383	(11,070)	67,225	79,480	(12,255)
Short-term borrowings	165,882	402,240	(236,358)	171,205	403,983	(232,778)
Long-term borrowings	256,287	256,801	(514)	256,287	256,801	(514)
Total interest expenses	5,287,885	5,614,348	(326,463)	5,308,963	5,624,090	(315,127)
Net income from interest and dividend	8,823,435	8,889,157	(65,722)	8,860,535	8,791,855	68,680
Bad debt and doubtful accounts (reversal)	928,905	(171,528)	1,100,433	956,869	(78,080)	1,034,949
Loss on debt restructuring	76,621	1,767,629	(1,691,008)	68,177	1,609,094	(1,540,917)
Net income from interest and dividend after bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,817,909	7,293,056	524,853	7,835,489	7,260,841	574,648
Non-interest income						
Gain (loss) on investment	400,396	(23,310)	423,706	390,835	(30,249)	421,084
Share of profit from investments on equity method *	36,928	39,199	(2,271)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	202,635	194,526	8,109	202,635	194,526	8,109
Others	2,682,604	2,773,945	(91,341)	2,428,585	2,510,252	(81,667)
Gain on exchanges	609,791	419,487	190,304	609,791	419,487	190,304
Other income	274,345	552,357	(278,012)	181,349	436,675	(255,326)
Total non-interest income	4,206,699	3,956,204	250,495	3,813,195	3,530,691	282,504
Non-interest expenses						
Personnel expenses	2,114,704	2,383,167	(268,463)	1,963,860	2,234,255	(270,395)
Premises and equipment expenses	1,429,138	1,603,667	(174,529)	1,385,245	1,565,885	(180,640)
Taxes and duties	594,904	635,973	(41,069)	581,733	619,149	(37,416)
Fees and service expenses	637,716	862,273	(224,557)	611,720	822,649	(210,929)
Directors' remuneration	13,872	13,885	(13)	12,372	12,385	(13)
Contribution to Financial Institutions Development Fund	754,922	689,132	65,790	754,922	689,132	65,790
Other expenses	951,912	1,573,986	(622,074)	866,765	1,462,922	(596,157)
Total non-interest expenses	6,497,168	7,762,083	(1,264,915)	6,176,617	7,406,377	(1,229,760)
Income before income tax	5,527,440	3,487,177	2,040,263	5,472,067	3,385,155	2,086,912
Income tax expense	1,650,645	58,665	1,591,980	1,617,659	20,080	1,597,579
Net income before minority interest	3,876,795	3,428,512	448,283	3,854,408	3,365,075	489,333
Loss (Gain) of minority interest	-	2	(2)	-	-	-
Net income	3,876,795	3,428,514	448,281	3,854,408	3,365,075	489,333
Basic earning per share (Baht)	1.62	1.44	0.18	1.62	1.41	0.21
Number of the weighted average number of ordinary shares ('000)	2,386,113	2,382,125	3,988	2,386,113	2,382,125	3,988

* The Bank changed to record its investments in subsidiary companies and associate companies for the Bank-only 2007 financial statements from equity method to cost method since January 2007. Certain accounts in the comparative financial statement have been restated to conform with the presentation in the financial statements for Quarter ended 31 March 2007.

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the quarter ended 31 March 2007 and 2006

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2007	2006	Change	2007	2006 (Restated)	Change
Interest and dividend income						
Loans	11,582,656	9,370,333	2,212,323	11,710,448	9,387,765	2,322,683
Interbank and money market items	1,054,527	893,558	160,969	1,059,609	892,288	167,321
Hire purchase and financial lease	214,525	58,393	156,132	-	-	-
Investments	1,259,612	1,001,332	258,280	1,399,441	1,000,060	399,381
Total interest and dividend income	14,111,320	11,323,616	2,787,704	14,169,498	11,280,113	2,889,385
Interest expenses						
Deposits	4,803,403	2,424,457	2,378,946	4,814,246	2,424,646	2,389,600
Interbank and money market items	62,313	100,174	(37,861)	67,225	103,774	(36,549)
Short-term borrowings	165,882	104,892	60,990	171,205	104,892	66,313
Long-term borrowings	256,287	272,123	(15,836)	256,287	272,123	(15,836)
Total interest expenses	5,287,885	2,901,646	2,386,239	5,308,963	2,905,435	2,403,528
Net income from interest and dividend	8,823,435	8,421,970	401,465	8,860,535	8,374,678	485,857
Bad debt and doubtful accounts	928,905	490,673	438,232	956,869	660,181	296,688
Loss on debt restructuring	76,621	559,751	(483,130)	68,177	449,863	(381,686)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	7,817,909	7,371,546	446,363	7,835,489	7,264,634	570,855
Non-interest income						
Gain on investment	400,396	103,824	296,572	390,835	87,626	303,209
Share of profit from investments on equity method *	36,928	20,876	16,052	-	-	-
Fees and service income						
Acceptance, aval and guarantees	202,635	188,260	14,375	202,635	188,260	14,375
Others	2,682,604	2,196,555	486,049	2,428,585	1,933,279	495,306
Gain on exchanges	609,791	289,100	320,691	609,791	289,100	320,691
Other income	274,345	305,828	(31,483)	181,349	236,033	(54,684)
Total non-interest income	4,206,699	3,104,443	1,102,256	3,813,195	2,734,298	1,078,897
Non-interest expenses						
Personnel expenses	2,114,704	1,905,724	208,980	1,963,860	1,765,199	198,661
Premises and equipment expenses	1,429,138	1,181,570	247,568	1,385,245	1,145,646	239,599
Taxes and duties	594,904	496,089	98,815	581,733	480,904	100,829
Fees and service expenses	637,716	583,381	54,335	611,720	544,150	67,570
Directors' remuneration	13,872	13,539	333	12,372	11,999	373
Contribution to Financial Institutions Development Fund	754,922	695,268	59,654	754,922	695,268	59,654
Other expenses	951,912	589,545	362,367	866,765	522,434	344,331
Total non-interest expenses	6,497,168	5,465,116	1,032,052	6,176,617	5,165,600	1,011,017
Income before income tax	5,527,440	5,010,873	516,567	5,472,067	4,833,332	638,735
Income tax expense	1,650,645	1,397,206	253,439	1,617,659	1,356,872	260,787
Net income before minority interest	3,876,795	3,613,667	263,128	3,854,408	3,476,460	377,948
Loss (income) of minority interest	-	1,440	(1,440)	-	-	-
Net income	3,876,795	3,615,107	261,688	3,854,408	3,476,460	377,948
Basic earning per share (Baht)	1.62	1.52	0.10	1.62	1.46	0.16
Number of the weighted average number of ordinary shares ('000)	2,386,113	2,380,311	5,802	2,386,113	2,380,311	5,802

* The Bank changed to record its investments in subsidiary companies and associate companies for the Bank-only 2007 financial statements from equity method to cost method since 1 January 2007. Certain accounts in the comparative financial statement have been restated to conform with the presentation in the financial statements for Quarter ended 31 March 2007.

Data of Consolidated

Million Baht

	31 Mar 07	31 Dec 06
[redacted]		
Total Assets	941,927	935,509
[redacted]		
NPL (net)	25,692	27,282
[redacted]		
Total Capital funds ratio	14.43%	14.74%
[redacted]		
ROA	1.65%	1.49%
[redacted]		

Interest Rate	31 Mar 07	31 Dec 06
[redacted]		
MOR	7.75%	8.00%
[redacted]		
Saving	0.75%	0.75%
[redacted]		
Fixed 6 months	3.25%	3.75%
[redacted]		
Fixed 24 months	3.50%	4.75%
[redacted]		

NPL (net) : Non performing loan net

(Non performing loan after allowance for doubtful account of non – performing loan)

NPL (gross) : Non performing loan gross

NIM : Net interest margin

ROA : Return on average assets

ROE : Return on average equity

MLR : Minimum lending rate

MOR : Minimum overdraft rate

MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q1/07	Q4/06	Change
Total interest and dividend income	14,111	14,503	(392)
Total interest expenses	5,288	5,614	(326)
Net income from interest and dividend	8,823	8,889	(66)
Bad debt and doubtful accounts (reversal)	929	(172)	1,101
Loss on debt restructuring	76	1,768	(1,692)
Net income from interest and dividend after bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,818	7,293	525
Total non-interest income	4,207	3,956	251
Total non-interest expenses	6,497	7,762	(1,265)
Income before income tax	5,528	3,487	2,041
Income tax expenses	1,651	58	1,593
Net income	3,877	3,429	448

In the first quarter of 2007, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,877 Million, increasing from the preceding quarter by Baht 448 Million or 13.07%. The items having significant changes are as follows:

- **Total interest and dividend income**, down by Baht 392 million or 2.70% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q1/07	Q4/06	Change
Loans	11,583	11,717	(134)
Interbank and money market items	1,054	1,414	(360)
Hire purchase and financial lease	214	169	45
Investments	1,260	1,203	57
Total	14,111	14,503	(392)

- Interest income from loans decreased by Baht 134 Million in this quarter, because the Bank reduced its lending rates by 0.25%.
- Interest income from Interbank and money market items decreased Baht 360 Million, stemming mainly from asset allocation from investments in the BoT Repurchase market to loans which generate higher yields.

ธนาคารกสิกรไทย
KASIKORNBANK

- Interest expenses dropped from the previous quarter by Baht 326 Million or 5.81%, due largely to a drop in interest expenses on short-term borrowing totaling Baht 236 Million, or 58.71%, following the redemption of short-term debentures. The Bank had sufficient liquidity, due to an increase in deposits. However, the Bank was able to maintain interest expenses on deposits at the same level, by reducing fixed-term deposit rates by 0.25-1.25 percent. The interest rate reduction therefore helped offset higher expenses from the increase in deposits.

Million Baht

Interest expenses	Q1/07	Q4/06	Change
Deposits	4,804	4,882	(78)
Interbank and money market items	62	73	(11)
Short-term borrowings	166	402	(236)
Long-term borrowings	256	257	(1)
Total	5,288	5,614	(326)

- **Bad debt and doubtful accounts (reversal)**

Million Baht

Bad debt and doubtful accounts (reversal)	Q1/07	Q4/06	Change
The Bank-only			
>> addition in this quarter	1,025	1,531	(506)
>>compensate for loss on debt restructuring	(68)	(1,609)	1,541
Subsidiaries			
>> decrease in this quarter	(28)	(94)	66
Total	929	(172)	1,101

- **Non-interest income, up by Baht 251 Million or 6.34% from the preceding quarter. The items having significant changes are as follows:**

Million Baht

Non-interest income	Q1/07	Q4/06	Change
Gain (loss) on investment	400	(23)	423
Share of profit from investments on equity method	37	39	(2)
Fee and service income	2,886	2,968	(82)
Gain on exchange	610	420	190
Other income	274	552	(278)
Total	4,207	3,956	251

- Gain (loss) on investment up by Baht 423 Million or 1,839.13% from the preceding quarter due mainly to the Bank has gain from selling debt instruments.

- Share of profits from investment on Equity Method
  The Bank adjusted the accounting method of its investment in subsidiaries and associated companies in the Bank only Financial Statement from equity to cost methods, in compliance with announcement of the Federation of Accounting Professions, which would start from the account period of 1 January 2007 onward. Impacts on the Bank only financial statement can be summarized as follows (There is no impact on the Consolidated Financial Statements) :

Million Baht

Balance Sheet	The Bank		
	31 Mar 07	31 Dec 06	30 Sep 06
Investment up	180	180	248
Retained earning up	183	183	246
Revaluation surplus on investments (down) up	(3)	(3)	2

Million Baht

Statement of income	The Bank		
	Q1/07	Q4/06	Q1/06
Interest and dividend income up	-	-	4
Share of profit from investments on equity method down	-	(63)	(143)
Net income down	-	(63)	(139)

- Share of profit from investments on equity method

Million Baht

Profit (loss)	Q1/07	Q4/06	Q1/06
Phethai – AMC	(10)	67	114
Other associates and subsidiaries	26	(4)	29
Total	16	63	143

- Other income dropped from the quarter before by Baht 278 Million, or 50.36%, due mainly from sales of foreclosed property of the Bank.

- **Total non-interest expenses, down from the preceding quarter by Baht 1,265 Million or 16.30% due mainly to the higher promotion and public relation expenses, the Bank's strategic projects expenses and provision for bonus as a result of the Bank's strategic projects in the preceding quarter.**

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

Million Baht

Non-interest expenses	Q1/07	Q4/06	Change
Personnel expenses	2,115	2,383	(268)
Premises and equipment expenses	1,429	1,604	(175)
Taxes and duties	595	636	(41)
Fee and service expenses	638	862	(224)
Directors' remuneration	14	14	-
Contributions to FIDF	755	689	66
Other expenses	951	1,574	(623)
Total	6,497	7,762	(1,265)

- **Income tax expense, up from the preceding quarter by Baht** 1,593 Million or 2,746.55%, due mainly as a result of tax benefit from Ploy Asset Management Company Limited liquidation already deregistered from the Ministry of Commerce on. 22 December 2006 in preceding quarter.

Consolidated Balance Sheets

Million Baht

	31 Mar 07	31 Dec 06	Change
Total Assets	941,927	935,509	6,418
Total Liabilities	848,081	847,271	810
Total Shareholders' equity	93,846	88,238	5,608

>> Assets

Million Baht

	31 Mar 07	31 Dec 06	Change
Total Assets	941,927	935,509	6,418
▪ Securities purchased under resale agreements	11,700	22,200	(10,500)
▪ Investment-net	109,941	101,987	7,954
▪ Loans and accrued interest receivables-net	653,922	646,580	7,342

The items of Total Assets having significant changes are as follows:

- ☐ **Investment in the bond repurchase market with the Bank of Thailand, down by Baht 10,500 Million or 47.30% as the result of the Bank's liquidity management.**
- ☐ **Investment (net) up by Baht 7,954 Million or 7.80%**

Million Baht

Investments	31 Mar 07	31 Dec 06	Change
Debt securities	105,361	97,217	8,144
Equity securities	4,580	4,770	(190)
Total	109,941	101,987	7,954

- ☐ **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	31 Mar 07	31 Dec 06	Change
Loans	685,375	677,760	7,615
• Restructured loans	60,312	61,514	(1,202)
-Performing Restructured loans	35,685	38,187	(2,502)
- Non- performing Restructured loans [1]	24,627	23,327	1,300
• Non- restructured loans	625,063	616,246	8,817
Interest receivables	1,819	1,813	6
Total loans and interest receivables	687,194	679,573	7,621
Less Allowance for doubtful accounts	(32,121)	(31,703)	(418)
Revaluation allowance for debt restructuring	(1,151)	(1,290)	139
Total loans and interest receivables-net	653,922	646,580	7,342

Loans, up by Baht 7,615 Million or 1.12% due mainly to an increase of new loans (after repayment) amounted to Baht 8,616 Million while loan written off amounted to Baht 1,001 Million in this quarter.

Non-performing loans (NPL)

In the first quarter of 2007, net NPLs decreased while gross NPLs slightly increased. The increase was due in part to the Bank's more rapid, conclusive approach to lingering bad debt to reflect the changing economic condition. Higher gross NPLs were also due in part to an increase in new NPLs.

[1] as part of NPL

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

- **Classified Loans**

Million Baht

	Consolidated							
	31 Mar 2007				31 Dec 2006			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	628,096	328,036	1	3,328	623,684	314,275	1	3,173
Special mention	8,972	2,542	2	51	8,469	2,075	2	42
Sub standard	9,180	4,232	100	4,232	7,777	3,242	100	3,242
Doubtful	9,929	3,664	100	3,664	10,298	3,805	100	3,805
Doubtful of loss	30,568	14,869	100	14,869	29,030	14,130	100	14,130
Total	686,745	353,343		26,144	679,258	337,527		24,392
Revaluation allowance for debt restructuring				1,150				1,290
Total				27,294				25,682
Allowance established in excess of BOT regulations for NPLs and Normal loans				5,978				7,311
Kasikorn Securities Public Co., Ltd.	449			-	315			-
Total	687,194			33,272	679,573			32,993

Million Baht

	The Bank							
	31 Mar 2007				31 Dec 2006			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	633,366	350,032	1	3,500	628,919	331,340	1	3,339
Special mention	7,946	2,358	2	47	7,917	2,016	2	41
Sub standard	9,134	4,221	100	4,221	7,723	3,226	100	3,226
Doubtful	9,895	3,650	100	3,650	10,263	3,794	100	3,794
Doubtful of loss	22,743	11,284	100	11,284	20,696	10,201	100	10,201
Total	683,084	371,545		22,702	675,518	350,577		20,601
Revaluation allowance for debt restructuring				1,129				1,259
Total				23,831				21,860
Allowance established in excess of BOT regulations for NPLs and Normal loans				4,787				6,112
Total				28,618				27,972

>> **Liabilities and Shareholders' equity**

Million Baht

	31 Mar 07	31 Dec 06	Change
Total Liabilities	848,081	847,271	810
▪Deposits	773,555	750,985	22,570
▪Liability payable on demand	5,771	6,871	(1,100)
▪Short-term borrowings	7,279	26,620	(19,341)
Shareholders' equity	93,846	88,238	5,608

The items of **Total Liabilities and shareholders' equity** having significant changes are as follows:

- **Deposits**, up from the preceding quarter by Baht 22,570 Million or 3.01% due mainly to a growth in fixed 3 months deposits.

Million Baht

Type of deposits	31 Mar 07	31 Dec 06	Change
Current	48,607	41,560	7,047
Saving	340,495	345,358	(4,863)
Fixed 3 months	193,712	176,535	17,177
Fixed 6 – 11 months	106,853	106,406	447
Fixed 12 months and upward	83,888	81,126	2,762
Total	773,555	750,985	22,570

- **Short-term borrowings**, down from the preceding quarter by Baht 19,341 Million or 72.66% due to maturity of short-term debentures in this quarter.
- **Shareholders' equity**, up by Baht 5,608 Million or 6.36% as a result of operational, income in amount of Baht 3,877 Million in this quarter.

>> **Capital Funds**

Million Baht

	31 Mar 07	31 Dec 06	Change
Tier 1*	72,063	71,938	125
Tier 2	29,441	29,458	(17)
Total Tier*	101,504	101,396	108
Risk weighted assets	703,311	687,638	15,673
Tier 1 capital ratio*	10.25%	10.46%	(0.21%)
Total capital ratio*	14.43%	14.74%	(0.30%)

* excluding net profit of each period.

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06	31 Mar 07	31 Dec 06 (Restated)	30 Sep 06 (Restated)	30 Jun 06 (Restated)	31 Mar 06 (Restated)
Investments										
Debt Instruments	105,261	97,317	95,788	75,910	91,704	105,048	96,742	96,251	75,363	91,041
■ Government and state enterprise securities										
>> Trading investments	18,642	6,124	12,140	6,017	3,090	18,642	6,124	12,140	5,651	3,090
>> Available-for-sale investments	48,155	44,154	42,445	30,342	35,145	48,156	44,154	42,449	30,243	35,145
>> Held-to-maturity investments	10,407	11,125	11,660	11,718	16,727	10,094	10,650	11,123	11,428	10,064
■ Private enterprise debt instruments										
>> Trading investments	925	493	1	-	-	925	483	1	-	-
>> Available-for-sale investments	843	1,436	1,553	1,743	1,786	843	1,436	1,563	1,761	1,786
>> Held-to-maturity investments	931	980	980	1,001	181	931	980	890	1,001	181
■ Foreign debt instruments										
>> Available-for-sale investments	25,481	29,842	22,896	17,219	26,427	25,481	29,842	22,896	17,319	26,427
>> Held-to-maturity investments	2,977	3,063	4,109	7,871	8,348	2,977	3,063	4,109	7,871	8,348
Equity Securities	4,580	4,770	5,517	5,768	6,327	13,096	13,140	13,411	13,774	13,685
>> Trading investments	257	242	327	238	241	257	242	247	238	341
>> Available-for-sale investments	708	814	868	918	1,134	687	793	853	908	1,083
>> General investments	3,074	3,231	3,877	4,112	4,480	2,416	2,644	2,817	3,061	3,248
>> Investment in subsidiaries & associated companies	541	483	445	489	472	9,741	9,741	9,742	9,773	9,079
Total investments-net	109,941	101,987	101,305	81,678	98,031	118,144	110,062	108,910	89,223	104,692
Loans, Accrued interest receivables and										
Allowance for doubtful accounts										
Written off loans	1,007	5,876	1,483	2,520	1,824	387	4,558	1,214	2,074	1,138
Restructured loans	60,312	61,514	67,050	68,474	70,273	83,779	84,038	55,447	60,581	61,856
Non-performing loans net (NPL net) *	26,692	27,282	N/A	N/A	N/A	21,998	20,886	N/A	N/A	N/A
Total loans used for NPL net ratio calculation*	663,516	660,098	N/A	N/A	N/A	664,043	658,351	N/A	N/A	N/A
NPL net to total loans*(%)	3.87	4.13	N/A	N/A	N/A	3.31	3.17	N/A	N/A	N/A
Non-performing loans gross (NPL gross)	49,048	46,495	53,310	54,038	54,836	41,351	38,291	42,460	42,493	42,867
Total loans used for NPL gross ratio calculation	686,873	679,312	657,050	639,435	627,696	683,396	675,756	651,681	633,865	622,343
NPL gross to total loans (%)	7.14	6.84	8.11	8.45	8.73	6.05	5.67	6.52	6.70	6.89
Classified loans										
>> Pass	628,096	623,684	594,114	573,658	552,718	633,366	628,919	600,078	579,999	559,821
>> Special mention	8,972	8,468	7,781	8,088	14,359	7,846	7,817	7,331	7,760	13,890
>> Sub standard	9,180	7,777	7,788	7,755	5,426	9,134	7,723	7,737	7,708	5,384
>> Doubtful	9,929	10,298	12,250	11,711	10,861	9,895	10,263	12,195	11,678	10,830
>> Doubtful of loss	30,568	29,030	34,048	35,410	39,310	22,743	20,696	22,972	23,593	27,017
Total	686,745	679,258	655,981	636,622	622,674	683,084	675,518	650,317	630,728	616,942
Kasikorn Securities Public Co., Ltd.	449	315	-	-	-	-	-	-	-	-
Total	687,184	679,573	655,981	636,622	622,674	683,084	678,518	650,317	630,728	616,942
Allowance for doubtful accounts	33,273	32,993	38,863	36,115	37,027	28,618	27,972	29,314	28,860	29,274
Allowance as required by BOT	27,294	25,682	24,133	23,467	24,663	23,831	21,860	19,289	18,416	19,079
Allowance to allowance as required by BOT(%)	121.90	128.47	160.37	153.89	150.12	120.09	127.96	151.97	156.71	153.44
Properties foreclosed-net										
Properties foreclosed	18,101	18,737	19,585	19,971	20,139	13,121	13,435	14,218	14,580	14,760
Less Allowance for impairment	(2,161)	(2,232)	(2,816)	(2,763)	(2,934)	(1,695)	(1,796)	(2,585)	(2,336)	(2,526)
Properties foreclosed-net	15,940	16,495	16,769	17,208	17,205	11,426	11,639	11,633	12,244	12,234
Deposits										
>> Current	48,607	41,660	37,531	38,397	42,325	48,770	41,897	38,153	38,469	42,436
>> Saving	340,495	345,358	322,130	339,063	381,342	340,739	345,649	322,335	335,370	381,793
>> Fixed 3 months	193,712	176,535	175,410	182,440	207,865	193,712	176,835	175,410	182,440	207,965
>> Fixed 6 - 11 months	106,853	106,406	120,332	72,454	41,485	107,272	106,826	120,392	72,514	41,485
>> Fixed 12 months and upward	83,888	81,126	74,406	54,810	54,790	83,888	81,126	74,406	54,810	54,790
Total deposits	773,555	750,885	730,309	687,164	727,807	774,371	752,053	730,700	687,603	728,489

* In the forth quarter of 2006, the Bank is in accordance with BOT regulation regarding "Summary statement of assets and liabilities" dated 7 December 2006.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06
Capital funds ratio[1]										
Tier 1 capital ratio	10.25	10.46	11.17	10.47	9.94	11.76	11.41	11.65	11.62	11.53
Tier 2 capital ratio	4.18	4.29	4.92	5.03	5.12	4.19	4.29	4.92	5.03	5.12
Total Capital funds ratio	14.43	14.74	16.09	15.51	15.07	15.95	15.70	16.57	16.66	16.65

(1) Calculated from the financial statements of the Bank and included the risk assets of the Bank's subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		31 Mar 07	31 Dec 06	%Change	30 Sep 06	30 Jun 06	31 Mar 06
Common share information:							
Per share (Baht)	- basic earnings	1.62	1.44	12.50	1.29	1.49	1.52
	- book value	39.33	37.04	6.16	35.70	34.61	34.42
Share price [1] (Baht)	- high	68.00	73.50	(7.48)	70.50	72.00	76.50
	- low	51.50	49.75	3.52	54.50	54.00	63.00
	- closing	65.00	61.50	5.69	67.00	59.00	66.00
Common shares outstanding	- average basic (thousand share)	2,384,113	2,382,125	0.17	2,381,898	2,381,826	2,380,311
	- end of quarter (thousand share)	2,386,608	2,382,147	0.19	2,381,941	2,381,579	2,381,188
Market capitalization (Million Baht)		155,130	146,502	5.89	159,590	140,513	157,158
Value measures:							
Price to book value ratio (PBV)		1.65	1.66	(0.60)	1.88	1.70	1.92
Operating results (Million Baht)							
Interest and dividend income		14,111	14,503	(2.70)	13,144	12,838	11,324
Interest expenses		5,288	5,614	(5.81)	4,631	4,049	2,902
Net income from interest and dividends		8,823	8,889	(0.74)	8,513	8,789	8,422
Bad debt and doubtful accounts [2]		1,006	1,596	(36.97)	1,458	1,314	1,051
Non-interest income		4,207	3,956	6.34	3,740	3,358	3,104
Non-interest expenses		6,487	7,762	(16.30)	6,377	5,961	5,465
Total income [3]		13,030	12,845	1.44	12,253	12,147	11,526
Net income		3,877	3,429	13.07	3,076	3,545	3,615
Operating measures:							
Net interest margin [4]		3.97%	4.05%	(0.08)	4.07%	4.26%	4.07%
Efficiency ratio		49.86%	60.43%	(10.57)	52.04%	49.07%	47.41%
Return on average assets (ROA) [5]		1.65%	1.49%	0.16	1.40%	1.63%	1.67%
Return on average equity (ROE) [6]		17.03%	15.83%	1.20	14.69%	17.23%	18.07%
Number of employees		11,327	11,219	0.96	10,986	10,765	10,392
Balance sheet information (Million Baht)							
Loans		685,175	677,700	1.10	654,029	634,670	630,812
Allowance for doubtful accounts [8]		33,273	32,993	0.85	36,263	36,115	37,027
Non-performing loans net (NPL net)		25,692	27,282	(5.83)	N/A	N/A	N/A
Non-performing loans (NPL gross)		49,048	46,485	5.49	53,310	54,038	54,826
Total assets		941,927	935,509	0.69	908,459	844,868	891,602
Deposits		773,655	750,985	3.01	730,209	687,164	737,807
Total liabilities		848,081	847,271	0.10	823,414	762,139	809,630
Shareholders' equity [6]		93,846	88,238	6.36	85,045	82,429	81,972
Average assets		938,718	921,884	1.81	876,514	868,095	864,456
Average earning assets [7]		888,806	878,401	1.18	856,126	825,981	826,799
Average shareholders' equity [6]		91,043	86,642	5.08	83,737	82,201	80,043
Risk weighted assets		703,311	687,638	2.28	643,974	629,055	628,934
Balance sheet quality measures:							
Loans to deposits ratio		88.60%	90.25%	(1.65)	89.57%	92.36%	85.30%
Shareholders' equity to risk weighted assets		13.34%	12.81%	0.53	13.21%	13.10%	13.03%
Return on risk weighted assets [6]		2.20%	1.99%	0.21	1.91%	2.25%	2.30%
Tier 1 capital ratio		10.25%	10.46%	(0.21)	11.17%	10.47%	9.94%
Total capital ratio		14.43%	14.74%	(0.31)	16.09%	15.51%	15.07%
NPL net to loans [1]		3.87%	4.13%	(0.26)	N/A	N/A	N/A
NPL gross to loans [7]		7.14%	6.84%	0.30	8.11%	8.45%	8.73%
Total allowance to loans		4.85%	4.87%	(0.02)	5.54%	5.69%	5.90%
Total allowance to NPL gross		67.84%	70.98%	(3.14)	68.02%	66.83%	67.54%
NPL gross after allowance (Million Baht)		15,775	13,502	16.84	17,047	17,923	17,799

Financial Highlights – Consolidated financial statement (continued)

[1] local board / high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income = Net income from interest and dividend + Non-interest income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

[9] Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	99.99	99.99	99.99
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	99.99	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	99.99	99.99	99.99
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	99.99	99.99	99.99
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	99.99	99.99	99.99

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

END